2Q26 Earnings Release
StoneCo Reports Second Quarter 2026 Results
George Town, Grand Cayman, August 13, 2026 – StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) today reports its financial results for the second quarter ended June 30, 2026.

CONSOLIDATED ADJUSTED FINANCIAL METRICS FROM CONTINUING OPERATIONS
Table 1: Main Financial Metrics from Continuing Operations

Main Financial Metrics (R$mn)	2Q26	1Q26	Δ q/q %	2Q25	Δ y/y %	1H26	1H25	Δ y/y %
Total Revenue and Income	3,587.4	3,578.0	0.3%	3,500.9	2.5%	7,165.4	6,861.7	4.4%
Profitability Adjusted Metrics
Gross Profit	1,563.8	1,487.8	5.1%	1,561.5	0.1%	3,051.6	3,052.2	(0.0)%
Gross Profit margin (%)	43.6%	41.6%	2.0p.p.	44.6%	(1.0)p.p.	42.6%	44.5%	(1.9)p.p.
EBT	697.2	641.0	8.8%	704.0	(1.0)%	1,338.2	1,357.3	(1.4)%
EBT margin (%)	19.4%	17.9%	1.5p.p.	20.1%	(0.7)p.p.	18.7%	19.8%	(1.1)p.p.
Net Income	582.7	549.1	6.1%	598.1	(2.6)%	1,131.9	1,128.8	0.3%
Net income margin (%)	16.2%	15.3%	0.9p.p.	17.1%	(0.8)p.p.	15.8%	16.5%	(0.7)p.p.
Shareholder Return
Basic EPS (R$/share)	2.40	2.19	9.8%	2.21	8.6%	4.58	4.10	11.8%
ROE (%)	21.6%	18.6%	3.0p.p.	20.7%	0.9p.p.	22.3%	19.3%	3.1p.p.

• Total Revenue and Income from continuing operations reached R$3,587.4 million in 2Q26, up 2.5% year over year and flat sequentially. The annual growth was primarily driven by the increasing contribution from our credit product. The sequential result can be attributed to higher credit revenues.
• Adjusted Gross Profit from continuing operations reached R$1,563.8 million, a slight increase of 0.1% year over year and up 5.1% sequentially. The annual variation reflects the combination of higher revenues with lower financial expenses and costs to sustain our operations, which were mostly compensated by higher provisions for loan losses in the period. On a sequential basis, the increase in Gross Profit is mostly attributed to lower nomimal cost of services and financial expenses.  Adjusted Gross Profit margin was 43.6%, down from 44.6% in 2Q25 and up from 41.6% in 1Q26. Year over year, the margin contraction was primarily driven by the increase in provisions for loan losses despite lower financial expenses and cost of services excluding credit provisions as a percentage of revenues. Sequentially, the margin evolution can be mainly explained by lower costs to sustain our operations as a percentage of revenues.
• Adjusted EBT from continuing operations totaled R$697.2 million in 2Q26, flat year over-year and 8.8% higher sequentially. The annual variation stems primarily from the higher gross profit, which was mostly compensated by an increase in Other Operating Expenses. Sequentially, Adjusted EBT also increased as a result of the gross profit variation but was only partially compensated by the higher Other Operating Expenses. Adjusted EBT margin was 19.4%, down 0.7p.p. from 2Q25 and up 1.5p.p. from 1Q26. Both the annual and sequential margin variations reflect mainly the gross margin movements previously explained.
• Adjusted Net Income from continuing operations reached R$582.7 million in 2Q26, representing a 2.6% decrease versus 2Q25. The year over year decrease stems from a slightly lower Adjusted EBT and a higher effective tax rate in 2Q26 of 16.4% compared with 15.0% in 2Q25, while the sequential increase is mainly attributed to the growth in sequential Adjusted EBT. Adjusted net margin from continuing operations was 16.2%, down from 17.1% in 2Q25up from 15.3% in 1Q26. Both the annual and sequential variations in margins reflect the same factors above mentioned for the EBT margin variations combined with a higher effective tax rate.
• Adjusted Basic EPS from continuing operations was R$2.40 per share in 2Q26, an increase of 8.6% year over year and 9.8% quarter over quarter. The annual increase outpaced Adjusted Net Income growth by approximately 11p.p., due to R$3.0 billion in share buybacks over the past twelve months ended in June 30, 2026, which reduced the total outstanding share count by 40.3 million STNE shares.

• ROE was 21.6% in 2Q26, up 0.9p.p. year over year and up 3.0p.p. quarter over quarter. The sequential increase reflects a lower equity base derived from the dividend distribution in the amount of R$3.08 billion in the quarter as a result of the conclusion of the Linx sale.

RECENT DEVELOPMENTS

Capital Distribution
Following the approval of our Board of Directors, on May 4, 2026, we paid an extraordinary cash dividend of US$2.53 per share (applicable to both Class A and Class B shareholders) to shareholders of record as of April 24, 2026, totaling  approximately R$3.08 billion distributed. This distribution followed the closing of the previously disclosed sale of Linx, as reported in our Form 6-K filed on February 27, 2026.

MAIN OPERATING METRICS
Table 2: Client Metrics

Client Metrics	2Q26	1Q26	Δ q/q %	2Q25	Δ y/y %	1H26	1H25	Δ y/y %
Total Active Client Base ('000)	4,820.1	4,703.0	2.5%	4,529.3	6.4%	4,820.1	4,529.3	6.4%

ARPAC (R$)	251.1	247.3	1.5%	268.8	(6.6)%	244.7	270.8	(9.6)%

As Stone advances its strategy to become the primary financial partner for Brazilian merchants, as of 1Q26, we have consolidated our Active Client Base definition into a single, unified metric: merchants that have generated Revenue in the past 30 days across any of our Acquiring, Banking, or Credit solutions.
This update reflects our increasingly integrated approach to serving merchants across all financial needs — and anchors our client measurement to revenue generation rather than standalone product activity. As a result, since 1Q26, we discontinued separate disclosure of the MSMB Payments Active Client Base and Banking Active Client Base metrics previously reported.
• Total active client base was 4.8 million in 2Q26, increasing 2.5% quarter over quarter and 6.4% year over year. The sequential increase in active client base can be explained by revisited bundled offerings mostly in our Ton product.
• Average revenue per active client (ARPAC), which considers total revenue and income divided by the average of the total active clients between the current and previous quarter, was R$251.1 per month per client, increasing 1.5% sequentially and down 6.6% year over year. The quarter over quarter evolution in ARPAC is mostly derived from increased penetration from payments and credit products in our active client base, which have higher ARPAC as compared with banking products.
Table 3: Payment

Payments Metrics (R$bn)	2Q26	1Q26	Δ q/q %	2Q25	Δ y/y %	1H26	1H25	Δ y/y %
Total TPV	142.2	137.2	3.6%	136.3	4.3%	279.4	269.9	3.5%
CTPV (Card TPV)	111.5	109.8	1.5%	115.0	(3.1)%	221.3	228.6	(3.2)%
PIX QR Code	30.7	27.4	12.2%	21.3	44.3%	58.1	41.2	40.9%

• Total TPV was R$142.2 billion in 2Q26, up 4.3% year over year, representing an acceleration from the 2.7% growth in 1Q26. This improvement reflects the early results of the initiatives we launched to address the higher churn observed as from 4Q25. So far, these benefits have been more concentrated in our Ton brand, while the initiatives remain ongoing and we continue to work on similar efforts across the Stone brand.

Table 4: Banking

Banking Metrics (R$mn)	2Q26	1Q26	Δ q/q %	2Q25	Δ y/y %
Retail Deposits	10,796.6	10,088.9	7.0%	8,830.0	22.3%
Deposits from retail clients	1,054.2	1,012.8	4.1%	1,487.4	(29.1)%
Time Deposits (on-platform)	9,742.4	9,076.1	7.3%	7,342.6	32.7%

• Total retail deposits were R$10.8 billion in 2Q26, 22.3% higher compared with 2Q25 mainly due to our cross selling initiatives between payments and banking. Compared with the previous quarter, total retail deposits increased 7.0%, as we further engage clients with our account offerings.
Table 5: Credit Profitability

Credit Metrics - Profitability	2Q26	1Q26	Δ q/q %	2Q25	Δ y/y %	1H26	1H25	Δ y/y %
Portfolio (R$mn)	3,752.0	3,224.9	16.3%	1,808.2	107.5%	3,752.0	1,808.2	107.5%
Merchants	3,326.3	2,860.9	16.3%	1,616.1	105.8%	3,326.3	1,616.1	105.8%
Credit Card	425.6	364.0	16.9%	192.1	121.6%	425.6	192.1	121.6%

Credit Revenue (R$mn)	348.5	305.3	14.1%	137.8	153.0%	653.8	245.7	166.1%
Average Monthly Rate (%)	3.3%	3.4%	(0.0)p.p.	2.8%	0.5p.p.	3.3%	2.7%	0.6p.p.

• In 2Q26, our total credit portfolio reached R$3,752.0 million, mainly attributed to a 16.3% quarter-over-quarter growth in our merchant portfolio, especially our working capital solution. Out of the total portfolio, R$334.2 million are related to government-backed loans.
• Credit Revenues contributed with R$348.5 million to our Total Revenue and Income in 2Q26, increasing 14.1% sequentially and 153.0% year over year. The continuous growth in credit revenues is a result of portfolio expansion, combined with higher average monthly interest rates charged from our clients, mostly in the automated desk. Note that we have started considering credit card interchange revenues in total credit revenues and previous periods have been adjusted accordingly.
Table 6: Credit Quality

Consolidated Credit Metrics - Quality	2Q26	1Q26	Δ q/q %	2Q25	Δ y/y %
Provisions for losses (R$mn)	187.6	166.3	12.8%	82.3	127.9%
Merchants	166.4	141.8	17.3%	71.7	131.9%
Credit Card	21.2	24.4	(13.4)%	10.5	100.8%

Cost of risk (%)	21.5%	21.9%	(0.4)p.p.	20.2%	1.3p.p.

NPL 15-90 days (%)	6.00%	4.97%	1.03p.p.	2.51%	3.48p.p.
NPL > 90 days (%)	8.60%	6.98%	1.63p.p.	4.67%	3.94p.p.

Coverage ratio (%)	203.6%	229.0%	(25.3)p.p.	279.9%	(76.3)p.p.

• Provisions for expected losses totaled R$187.6 million in 2Q26, up from R$166.3 million in 1Q26. This increase reflects (i) the continued expansion of our credit portfolio, combined with (ii) additional delinquency cases in our dedicated desk, and (iii) the continued flow-through of our weaker second-half 2025 and early 2026 vintages. These cohorts began pressuring provisions in 1Q26 and, given the time it takes for delinquency to fully migrate into expected-loss estimates, continued to weigh on results this quarter. Despite those facts, our cost of risk for the quarter decreased slightly to 21.5%, reflecting the introduction of government-backed lines - which carry a lower risk profile - into our portfolio mix.
• NPL 15-90 days for the consolidated credit portfolio was 6.00%, compared with 4.97% in 1Q26 and 2.51% in 2Q25. The sequential increase in this NPL ratio stems primarily from new delinquency cases in our dedicated desk. NPL over 90 days was 8.60% in 2Q26 compared with 6.98% and 4.67% in 1Q26 and 2Q25, respectively. The sequential rise in over-90-day NPL reflects the roll-forward of our weaker second-half 2025 and early 2026 vintages in the automated desk, along with specific cases in our dedicated desk migrating from earlier delinquency stages into the over-90-day bucket.
• In 2Q26, our coverage ratio stood at 203.6% as a result of our portfolio mix and, to a lesser extent, the newly introduced government-backed lines, which require lower coverage ratios.

Adjusted Income Statement
Table 7: Adjusted Statement of Profit or Loss from Continuing Operations

Adjusted Statement of Profit or Loss (R$mn)	2Q26	% Rev.	1Q26	% Rev.	Δ q/q %	2Q25	% Rev.	Δ y/y%	1H26	1H25	Δ y/y %
Net revenue from transaction activities and other services	427.2	11.9%	481.4	13.5%	(11.3)%	658.1	18.8%	(35.1)%	908.6	1,318.9	(31.1)%
Net revenue from subscription services and equipment rental	244.3	6.8%	251.8	7.0%	(3.0)%	218.9	6.3%	11.6%	496.2	434.8	14.1%
Financial income	2,665.9	74.3%	2,582.2	72.2%	3.2%	2,409.2	68.8%	10.7%	5,248.1	4,712.2	11.4%
Other financial income	250.0	7.0%	262.5	7.3%	(4.8)%	214.7	6.1%	16.5%	512.5	395.8	29.5%
Total revenue and income	3,587.4	100.0%	3,578.0	100.0%	0.3%	3,500.9	100.0%	2.5%	7,165.4	6,861.7	4.4%
Cost of services	(945.7)	(26.4)%	(989.0)	(27.6)%	(4.4)%	(850.4)	(24.3)%	11.2%	(1,934.7)	(1,636.2)	18.2%
Provision expenses for expected credit losses	(187.6)	(5.2)%	(166.3)	(4.6)%	12.8%	(82.3)	(2.4)%	127.9%	(353.8)	(116.3)	204.3%
Financial expenses, net	(1,077.8)	(30.0)%	(1,101.2)	(30.8)%	(2.1)%	(1,089.0)	(31.1)%	(1.0)%	(2,179.1)	(2,173.4)	0.3%
Gross Profit	1,563.8	43.6%	1,487.8	41.6%	5.1%	1,561.5	44.6%	0.1%	3,051.6	3,052.2	(0.0)%
Administrative expenses	(201.5)	(5.6)%	(199.7)	(5.6)%	0.9%	(214.9)	(6.1)%	(6.2)%	(401.2)	(412.5)	(2.7)%
Selling expenses	(544.4)	(15.2)%	(543.1)	(15.2)%	0.2%	(531.0)	(15.2)%	2.5%	(1,087.5)	(1,058.4)	2.8%
Other income (expenses), net	(120.8)	(3.4)%	(103.3)	(2.9)%	16.9%	(111.1)	(3.2)%	8.7%	(224.2)	(223.8)	0.1%
Loss on investment in associates	0.1	0.0%	(0.7)	(0.0)%	n.a.	(0.5)	(0.0)%	n.a.	(0.6)	(0.1)	344.9%
Profit (loss) before income taxes	697.2	19.4%	641.0	17.9%	8.8%	704.0	20.1%	(1.0)%	1,338.2	1,357.3	(1.4)%
Income tax and social contribution	(114.4)	(3.2)%	(91.9)	(2.6)%	24.6%	(105.8)	(3.0)%	8.1%	(206.3)	(228.5)	(9.7)%
Net income (loss) from Continuing Operations	582.7	16.2%	549.1	15.3%	6.1%	598.1	17.1%	(2.6)%	1,131.9	1,128.8	0.3%

Effective tax rate for Continuing Operations	16.4%	n.a.	14.3%	n.a.	2.1p.p.	15.0%	n.a.	1.4p.p.	15.4%	16.8%	(1.4)p.p.

Total Revenue and Income
Table 8: Total Revenue and Income Breakdown

Total Revenue and Income Breakdown (R$mn)	2Q26	% Rev.	1Q26	% Rev.	Δ q/q %	2Q25	% Rev.	Δ y/y%	1H26	1H25	Δ y/y %
Net revenue from transaction activities and other services	427.2	11.9%	481.4	13.5%	(11.3)%	658.1	18.8%	(35.1)%	908.6	1,318.9	(31.1)%
Net revenue from subscription services and equipment rental	244.3	6.8%	251.8	7.0%	(3.0)%	218.9	6.3%	11.6%	496.2	434.8	14.1%
Financial income	2,665.9	74.3%	2,582.2	72.2%	3.2%	2,409.2	68.8%	10.7%	5,248.1	4,712.2	11.4%
Other financial income	250.0	7.0%	262.5	7.3%	(4.8)%	214.7	6.1%	16.5%	512.5	395.8	29.5%
Total revenue and income	3,587.4	100.0%	3,578.0	100.0%	0.3%	3,500.9	100.0%	2.5%	7,165.4	6,861.7	4.4%

Net Revenue from Transaction Activities and Other Services
Net Revenue from Transaction Activities and Other Services totaled R$427.2 million in 2Q26, down 35.1% year over year. This decrease can be primarily attributed to ongoing pricing optimizations between card MDRs and prepayment revenues across our bundled offers. While this negatively impacts Net Revenue from Transaction Activities and Other Services, it positively contributes to Financial Income.
Quarter over quarter, Net Revenue from Transaction Activities and Other Services decreased 11.3% as a result of the aforementioned explanation for the year over year variation, in addition to lower gains from credit card issuer activity.
As our bundled offerings continue to evolve, pricing optimization across transactional revenues and financial income should be ongoing, underscoring the importance of focusing on gross profit rather than individual revenue lines. This approach provides a more comprehensive view of our business performance.

Net Revenue from Subscription Services and Equipment Rental
Net Revenue from Subscription Services and Equipment Rental increased 11.6% year over year to R$244.3 million in 2Q26. This can be primarily attributed to (i) higher subscription revenues from our remaining software operation, as well as (ii) higher equipment rental revenues.
Quarter over quarter, this revenue line decreased 3.0% due to changes in our bundled offers which reduced revenues from equipment rental.

Financial Income
Financial Income was R$2,665.9 million in the quarter, a 10.7% year over year growth, explained by higher credit and prepayment revenues, offset in part by lower floating revenue from deposits, which were introduced as an alternative funding source in our operation in the beginning of fiscal year 2025. Higher prepayment revenues are mostly a result of the following factors: (i) ongoing pricing optimizations between card MDRs and prepayment revenues as anticipated in the “Net Revenue from Transaction Activities and Other Services” section, and (ii) higher prepaid volumes.
Quarter over quarter, Financial Income increased 3.2% as a result of the same items abovementioned for the year over year variation.
Credit revenues were R$348.5 million in 2Q26 compared with R$305.3 million in 1Q26 and R$137.8 million in 2Q25.

Other Financial Income
Other Financial Income totaled R$250.0 million in 2Q26 compared with R$214.7 million in 2Q25. This increase was primarily due to a larger average cash balance.
Compared with the previous quarter, Other Financial Income decreased 4.8%, mostly as a result of a lower monetary adjustments on recoverable taxes.

Adjusted Gross Profit Breakdown
Table 9: Adjusted Gross Profit Breakdown

Adjusted Gross Profit Breakdown (R$mn)	2Q26	% Rev.	1Q26	% Rev.	Δ q/q %	2Q25	% Rev.	Δ y/y%	1H26	1H25	Δ y/y %
Total revenue and income	3,587.4	100.0%	3,578.0	100.0%	0.3%	3,500.9	100.0%	2.5%	7,165.4	6,861.7	4.4%
Cost of services	(945.7)	(26.4)%	(989.0)	(27.6)%	(4.4)%	(850.4)	(24.3)%	11.2%	(1,934.7)	(1,636.2)	18.2%
Cost of Services, ex provisions for expected credit losses	(758.2)	(21.1)%	(822.7)	(23.0)%	(7.8)%	(768.1)	(21.9)%	(1.3)%	(1,580.9)	(1,519.9)	4.0%
Provision expenses for expected credit losses	(187.6)	(5.2)%	(166.3)	(4.6)%	12.8%	(82.3)	(2.4)%	127.9%	(353.8)	(116.3)	204.3%
Financial expenses, net	(1,077.8)	(30.0)%	(1,101.2)	(30.8)%	(2.1)%	(1,089.0)	(31.1)%	(1.0)%	(2,179.1)	(2,173.4)	0.3%
Adjusted Gross Profit	1,563.8	43.6%	1,487.8	41.6%	5.1%	1,561.5	44.6%	0.1%	3,051.6	3,052.2	(0.0)%

Adjusted Cost of Services
Adjusted Cost of Services totaled R$945.7 million in 2Q26, increasing 11.2% year-over-year.
Loan loss provisions were R$187.6 million, up from R$82.3 million in 2Q25. The higher provision level is explained in the Credit session in "Main Operating Metrics". Excluding these provisions, Cost of Services was R$758.2 million, decreasing 1.3% year-over-year.
On a sequential basis, Adjusted Cost of Services was 4.4% lower. Excluding loan loss provisions, which increased from R$166.3 million in 1Q26 R$187.6 million in 2Q26, Adjusted Cost of Services decreased 7.8% sequentially as a result of lower (i) risk management costs and (ii) personnel expenses following the workforce reduction carried out in 1Q26. These effects were partially offset by increased investments in AI as we scale these capabilities across the business.
As a percentage of revenues, Cost of Services excluding loan loss provisions was 21.1%, compared with 21.9% in 2Q25 and 23.0% in 1Q26.

Adjusted Financial Expenses, Net
Financial Expenses, Net were R$1,077.8 million in 2Q26, a 1.0% decrease compared with the prior-year period which can be mainly attributed to (i) improved funding efficiency from the deployment of client deposits as a funding source combined with (ii) a higher use of own cash to fund our operation. These effects were partially offset by (iii) higher funding requirements to support the growth of our operations. As a percentage of Total Revenue and Income, Financial Expenses, Net decreased from 31.1% in 2Q25 to 30.0% in 2Q26.
Compared with 1Q26, Financial Expenses, Net decreased 2.1% mostly due to a lower average CDI in the quarter, which decreased from 14.9% in 1Q26 to 14.4% in 2Q26. As a percentage of revenues, Financial Expenses, net decreased from 30.8% in 1Q26 to 30.0% in 2Q26.

Adjusted Gross Profit
Adjusted Gross Profit from continuing operations reached R$1,563.8 million, broadly stable year over year, as the increase in revenue net of financial expenses and lower costs to sustain our operations was mostly offset by higher provisions for loan losses. Sequentially, Adjusted Gross Profit increased 5.1% mostly due to lower nominal cost of services and financial expenses.

Total Expenses
Table 10: Adjusted Expenses Breakdown

Total Adjusted Expenses (R$mn)	2Q26	% Rev.	1Q26	% Rev.	Δ q/q %	2Q25	% Rev.	Δ y/y%	1H26	1H25	Δ y/y %
Administrative expenses	(201.5)	(5.6)%	(199.7)	(5.6)%	0.9%	(214.9)	(6.1)%	(6.2)%	(401.2)	(412.5)	(2.7)%
Selling expenses	(544.4)	(15.2)%	(543.1)	(15.2)%	0.2%	(531.0)	(15.2)%	2.5%	(1,087.5)	(1,058.4)	2.8%
Other income (expenses), net	(120.8)	(3.4)%	(103.3)	(2.9)%	16.9%	(111.1)	(3.2)%	8.7%	(224.2)	(223.8)	0.1%
Loss on investment in associates	0.1	0.0%	(0.7)	(0.0)%	n.a.	(0.5)	(0.0)%	n.a.	(0.6)	(0.1)	344.9%
Total Expenses	(866.6)	(24.2)%	(846.8)	(23.7)%	2.3%	(857.5)	(24.5)%	1.1%	(1,713.5)	(1,694.8)	1.1%

Adjusted Administrative Expenses
Administrative Expenses were R$201.5 million, down 6.2% year over year mainly as a result of lower (i) personnel and (ii) third party services expenses. As a percentage of revenues, Administrative Expenses decreased from 6.1% in 2Q25 to 5.6% in 2Q26.
Compared with the previous quarter, Administrative Expenses was broadly flat. As a percentage of revenues, Administrative expenses was stable at 5.6%.

Selling Expenses
Selling Expenses were R$544.4 million in 2Q26, up 2.5% year over year, mainly due to higher investments in marketing, being partially offset by lower expenses with our distribution channels. As a percentage of revenues, Selling Expenses remained flat at 15.2%.
Compared with 1Q26, Selling Expenses were flattish.

Adjusted Other Operating Income (Expenses), Net
Other Operating Expenses, Net were R$120.8 million in the quarter, up 8.7% on a year over year basis, as a result of (i) a non recurring positive effect in 2Q25 from the optimization of non-core assets, including the divestment of corporate assets, which contributed positively with R$25.7 million to our Other Expenses line in that period and (ii) higher net provisions for POSs. These effects were partially compensated by (iii) lower share-based compensation expenses.
Compared with the previous quarter, Other Operating Expenses, net, were up 16.9%, which can be mainly attributed to item (ii) from the aforementioned year over year explanation, combined with higher contingencies expenses. These effects were partially compensated by the write-off of intangibles in 1Q26 which no longer repeated this quarter.

Adjusted EBT and Net Income
Table 11: Adjusted EBT and Net Income Breakdown

Adjusted EBT and Net Income Breakdown (R$mn)	2Q26	% Rev.	1Q26	% Rev.	Δ q/q %	2Q25	% Rev.	Δ y/y%	1H26	1H25	Δ y/y %
Profit (loss) before income taxes	697.2	19.4%	641.0	17.9%	8.8%	704.0	20.1%	(1.0)%	1,338.2	1,357.3	(1.4)%
Income tax and social contribution	(114.4)	(3.2)%	(91.9)	(2.6)%	24.6%	(105.8)	(3.0)%	8.1%	(206.3)	(228.5)	(9.7)%
Net income (loss) for the period	582.7	16.2%	549.1	15.3%	6.1%	598.1	17.1%	(2.6)%	1,131.9	1,128.8	0.3%

Adjusted EBT
Adjusted EBT was R$697.2 million this quarter, flattish year over year and 8.8% higher quarter over quarter. The year over year result can be explained by the slight increase in Gross Profit being offset by higher Other Operating Expenses, while total SG&A was flat. Compared with the previous quarter, the increase in Adjusted EBT is mostly explained by the higher Gross Profit, which was partially offset by higher Other Operating Expenses.

Adjusted Income Tax and Social Contribution
The Company recognized R$114.4 million of income tax and social contribution expenses during 2Q26 over an Adjusted Profit Before Income Taxes of R$697.2 million, representing an effective tax rate of 16.4%. The difference to the statutory rate is mainly explained by gains from entities subject to different tax rates.

Adjusted Net Income (Loss) and EPS
In 2Q26 Adjusted Net Income from Continuing Operations was R$582.7 million, compared with R$598.1 million in 2Q25, decreasing 2.6% year over year, as a result of a higher effective tax rate, combined with a slightly lower Adjusted EBT in the same period.
Compared with the previous quarter, Adjusted Net Income from Continuing Operations was 6.1% higher, with Adjusted Net Margin increasing 0.9p.p. percentage points from 15.3% in 1Q26 to 16.2% in 2Q26. This margin increase can be mainly attributed to the higher adjusted EBT margin in the period and partially offset by a higher effective tax rate.

IFRS Profit and Loss Statement from Continuing Operations
In 2Q26, our IFRS results included a material non-recurring item, which has been excluded from our adjusted figures, related to allowance for expected losses on selected card issuers in distress. The amount was excluded in determining adjusted net income as we consider such losses as unusual non-recurring events.
This non-recurring item, combined with recurring M&A-related adjustments of R$7.3 million and tax effect on adjustments in the amount of R$74.8 million, bridge our IFRS results to our Adjusted Net Income of R$582.7 million for the quarter.
Table 12: Conciliation between Adjusted and IFRS Profit and Loss Statement for Continuing Operations

Income Statement of Profit or Loss from Continuing Operations(R$mn)	2Q26 Adjusted	Adjustments	Rationale	2Q26 IFRS	1Q26 IFRS	Δ q/q %	2Q25 IFRS	Δ y/y%
Total revenue and income	3,587.4	—	-	3,587.4	3,578.0	0.3%	3,500.9	2.5%
Cost of services	(945.7)	(200.3)	-	(1,146.0)	(989.0)	15.9%	(850.4)	34.8%
Financial expenses, net	(1,077.8)	(3.4)	R$1.3mn of financial expenses from fair value adjustments on acquisitions; and R$2.1mn from earn-out interests on business combinations.	(1,081.3)	(1,104.6)	(2.1)%	(1,091.8)	(1.0)%
Gross Profit	1,563.8	(203.7)	-	1,360.1	1,484.4	(8.4)%	1,558.7	(12.7)%
Administrative expenses	(201.5)	(8.4)	PPA (Purchase Price Allocation) amortization of acquired software companies.	(210.0)	(210.5)	(0.3)%	(225.1)	(6.7)%
Selling expenses	(544.4)	—	-	(544.4)	(543.1)	0.2%	(531.0)	2.5%
Other income (expenses), net	(120.8)	4.6	Related to call options in subsidiaries.	(116.2)	(103.1)	12.7%	(110.8)	4.9%
Gain (loss) on investment in associates	0.1	—	-	0.1	(0.7)	n.a.	(0.5)	n.a.
Profit before income taxes	697.2	(207.6)	-	489.6	627.0	(21.9)%	691.3	(29.2)%
Income tax and social contribution	(114.4)	74.8	Deferred Tax Asset related to the goodwill from Linx acquisition and taxes related to adjusted items.	(39.6)	1,153.3	(103.4)%	(104.1)	(61.9)%
Net income from Continuing Operations	582.7	(132.8)	-	449.9	1,780.3	(74.7)%	587.2	(23.4)%
Net Margin (%)	16.2%	—	-	12.5%	49.8%	(37.2)p.p.	16.8%	(4.2)p.p.

Basic Number of shares	239.5	—	-	239.5	247.8	(3.3)%	269.2	(11.0)%
Basic EPS for Continuing Operations (R$/share)	2.40	—	-	1.86	7.17	(74.1)%	2.17	(14.4)%

The variations of the IFRS P&L lines can be explained by the same factors as for the Adjusted P&L lines, unless otherwise noted below.

Cost of Services was R$1,146.0 million, up 34.8% year over year and 15.9% quarter over quarter. Both increases can be attributed to a non recurring negative effect from allowance for expected losses on selected card issuers in distress in the amount of R$200.3 million.

Other expenses, net increased 4.9% year over year, mainly as a result of the same factors as the adjusted numbers, in addition to gains on the disposal of associates. Quarter over quarter, other expenses, net increased 12.7%, also due to the same factors from the adjusted variation, combined with lower write-off of intangibles.

Income tax and social contribution was an expense of R$39.6 million, implying an effective tax rate of 8.1%. The difference to the statutory rate can be mainly explained by profit from entities subject to different tax rates.

Net Income from continuing operations was R$449.9 million in the quarter with a margin of 12.5%, compared with R$587.2 million and a margin of 16.8% in 2Q25. The year over year decrease of 23.4% can be primarily attributed to the non-recurring allowance for expected losses related to selected card issuers in the amount of R$200.3 million.

Sequentially, net income from continuing operations decreased from R$1,780.3 million in 1Q26, to R$449.9 million in 2Q26, while net margins were down from 49.8% to 12.5% over the same period. The sequential margin decrease can be attributed to a non-recurring gain of R$1,242.6 million in 1Q26 from the recognition of Deferred Tax Assets related to the goodwill from the Linx acquisition.

Cash Flow from Continuing + Discontinued Operations
Table 13: Cash Flow

Cash Flow (R$mm)	2Q26	1Q26
Net income (loss) for the period	449.9	1,711.3

Adjustments on Net Income:
Depreciation and amortization	225.5	237.9
Deferred income tax and social contribution	(155.7)	(1,389.0)
Gain (loss) on investment in associates	(0.1)	0.7
Accrued interest, monetary and exchange variations, net	204.6	313.7
Provision for contingencies	41.7	30.0
Share-based payment expenses	59.2	111.3
Allowance for expected credit losses	444.2	216.1
Loss (gain) on disposal of property, equipment and intangible assets	32.9	1.7
Effect of applying hyperinflation accounting	0.0	(10.2)
Loss on sale of subsidiary	(4.2)	28.7
Fair value adjustment in financial instruments at FVPL	(10.6)	(26.8)
Fair value adjustment to derivatives	(21.7)	(5.6)

Working capital adjustments:
Accounts receivable from card issuers	1,518.2	3,901.1
Receivables from related parties	2.9	2.9
Recoverable taxes	140.1	454.3
Prepaid expenses	128.3	(160.9)
Trade Accounts Receivable, banking solution and other assets	(236.2)	(68.1)
Credit Portfolio	(280.5)	(154.6)
Accounts payable to clients	(2,551.6)	(2,645.3)
Taxes payable	101.0	(179.7)
Labor and social security liabilities	10.3	(294.7)
Payment of contingencies	(33.4)	(17.0)
Trade accounts payable and other liabilities	32.4	(140.1)
Interest paid	(254.2)	(427.5)
Interest income received, net of costs	1,912.3	1,890.8
Income tax paid	(58.2)	(37.6)
Net cash provided by operating activity	1,697.3	3,343.3

Investing activities
Purchases of property and equipment	(162.8)	(183.9)
Purchases and development of intangible assets	(88.1)	(98.6)
Receipt from the sale of interest in subsidiaries	4.6	5.0
Sale of subsidiary, net of cash disposed of	4.6	3,090.4
Proceeds from (investment in) short-term investments, net	3,342.9	(2,984.7)
Proceeds from the disposal of non-current assets	0.9	(0.3)
Payment of interest in subsidiaries acquired	(3.5)	0.0
Net cash used in (provided by) investing activities	3,098.5	(172.1)

Financing activities
Proceeds from institutional deposits and marketable debt securities	1,804.9	374.0
Payment of institutional deposits and marketable debt securities	(1,830.5)	(1,949.4)
Proceeds from other debt instruments, except lease	300.4	280.4
Payment of other debt instruments, except lease	0.0	(266.3)
Payment of principal portion of leases liabilities	(8.9)	(21.5)

Repurchase of own shares	(739.0)	(531.8)
Dividend paid	(3,078.2)	0.0
Dividends paid to non-controlling interests	(4.3)	(11.9)
Net cash used in financing activities	(3,555.1)	(2,126.6)

Effect of foreign exchange on cash and cash equivalents	23.2	(4.7)

Change in cash and cash equivalents	1,263.9	1,039.9

Cash and cash equivalents at beginning of period	6,092.3	5,052.3
Cash and cash equivalents at end of period	7,356.2	6,092.3

Consolidated Balance Sheet Statement
Table 14: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	2Q26	1Q26
Assets
Current assets	50,325.0	52,380.3
Cash and cash equivalents	7,356.2	6,092.3
Short-term investments	840.5	4,117.7
Financial assets from banking solutions	1,560.6	882.1
Accounts receivable from card issuers	36,666.9	37,843.3
Trade accounts receivable	281.9	245.6
Credit portfolio	2,632.9	2,249.2
Recoverable taxes	416.4	471.1
Derivative financial instruments assets	64.2	37.0
Other assets	505.4	441.9
Assets classified as held for sale	0.0	0.0

Non-current assets	7,548.5	7,487.9
Long-term investments	24.7	24.7
Accounts receivable from card issuers	192.8	160.8
Trade accounts receivable	17.9	22.8
Credit portfolio	454.6	454.9
Derivative financial instruments assets	8.6	5.1
Deferred tax assets	2,826.6	2,755.1
Investment in associates	70.8	71.0
Property and equipment	1,700.7	1,742.1
Intangible assets	2,018.2	2,003.8
Other assets	233.7	247.7

Total Assets	57,873.5	59,868.2

Liabilities and equity
Current liabilities	39,878.6	39,241.7
Retail deposits	10,796.6	10,088.9
Accounts payable to clients	17,539.1	17,740.7
Trade accounts payable	848.9	819.0
Institutional deposits and marketable debt securities	4,503.0	5,002.6
Other debt instruments	4,131.7	3,848.9
Labor and social security liabilities	401.0	366.4
Taxes payable	1,007.4	891.7

Derivative financial instruments liabilities	486.8	318.9
Other liabilities	164.1	164.5
Liabilities associated with assets held for sale	0.0	0.0

Non-current liabilities	8,957.3	8,343.8
Accounts payable to clients	102.1	89.8
Institutional deposits and marketable debt securities	4,502.8	3,952.3
Other debt instruments	3,127.0	3,043.8
Derivative financial instruments liabilities	274.2	260.9
Deferred tax liabilities	376.3	415.5
Provision for contingencies	241.1	233.2
Labor and social security liabilities	56.6	76.0
Other liabilities	277.1	272.4

Total liabilities	48,835.8	47,585.5

Equity attributable to controlling shareholders	8,995.3	12,241.9
Issued capital	0.1	0.1
Capital reserve	6,716.4	9,812.8
Treasury shares	(1,420.3)	(748.4)
Other comprehensive income (loss)	(425.3)	(502.4)
Retained earnings	4,124.5	3,679.9
Other comprehensive loss associated with assets held for sale	0.0	0.0

Non-controlling interests	42.3	40.7

Total equity	9,037.7	12,282.7

Total liabilities and equity	57,873.5	59,868.2

Continuing Operations Historical P&L (Adjusted)
Table 15: Adjusted Continuing Operations Historical P&L

Historical Adjusted Statement of Profit or Loss (R$mn)	2Q26	1Q26	4Q25	3Q25	2Q25
Net revenue from transaction activities and other services	427.2	481.4	548.2	626.0	658.1
Net revenue from subscription services and equipment rental	244.3	251.8	230.4	224.1	218.9
Financial income	2,665.9	2,582.2	2,761.0	2,544.0	2,409.2
Other financial income	250.0	262.5	185.7	172.7	214.7
Total revenue and income	3,587.4	3,578.0	3,725.3	3,566.8	3,500.9
Cost of services	(945.7)	(989.0)	(911.5)	(817.8)	(850.4)
Provision expenses for expected credit losses	(187.6)	(166.3)	(109.7)	(86.4)	(82.3)
Financial expenses, net	(1,077.8)	(1,101.2)	(1,151.5)	(1,144.1)	(1,089.0)
Gross Profit	1,563.8	1,487.8	1,662.4	1,604.9	1,561.5
Administrative expenses	(201.5)	(199.7)	(243.9)	(223.5)	(214.9)
Selling expenses	(544.4)	(543.1)	(562.2)	(527.2)	(531.0)
Other income (expenses), net	(120.8)	(103.3)	(66.7)	(95.6)	(111.1)
Loss on investment in associates	0.1	(0.7)	(1.1)	(1.2)	(0.5)
Profit (loss) before income taxes	697.2	641.0	788.5	757.4	704.0
Income tax and social contribution	(114.4)	(91.9)	(81.6)	(115.9)	(105.8)
Net income (loss) from Continuing Operations	582.7	549.1	706.9	641.5	598.1

Adjusted Net Cash
Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 16 below:
Table 16: Adjusted Net Cash

Adjusted Net Cash (R$mm)	2Q26 Consolidated Operations	1Q26 Consolidated Operations	2Q25 Consolidated Operations
Cash and cash equivalents	7,356.2	6,092.3	5,585.7
Short-term investments	840.5	4,117.7	234.8
Accounts receivable from card issuers (a)	36,859.8	38,004.0	35,999.2
Financial assets from banking solution	1,560.6	882.1	1,627.8
Derivative financial instrument (b)	69.2	39.3	25.4
Adjusted Cash	46,686.2	49,135.5	43,472.9

Retail deposits (c)	(10,796.6)	(10,088.9)	(8,830.0)
Accounts payable to clients	(17,641.2)	(17,830.5)	(16,808.3)
Institutional deposits and marketable debt securities	(9,005.8)	(8,954.9)	(9,338.1)
Other debt instruments	(7,131.5)	(6,742.3)	(4,426.6)
Derivative financial instrument (b)	(760.9)	(579.8)	(410.8)
Adjusted Debt	(45,336.1)	(44,196.3)	(39,813.8)

Adjusted Net Cash	1,350.0	4,939.1	3,659.0

(a) Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.
(b) Refers to economic hedge.
(c) Includes deposits from banking customers and time deposits from retail clients. For more information on retail deposits, please refer to note 5.6.1 in our Financial Statements.

As of June 30, 2026, the Company’s Adjusted Net Cash from Consolidated operations was R$1,350.0 million, R$3,589.1 million lower compared with 1Q26, explained by:
• +R$1,023 million of net income plus non-cash expenses consisting of Depreciation and Amortization, Deferred Income Tax, Share-based Payments and Allowance for Expected Credit Losses;
• -R$3,078 million related to the payment of the extraordinary dividend;
• -R$739 million from shares buyback;
• -R$280 million from our credit portfolio, net of provision expenses and interest;
• -R$251 million of capex;
• -R$264 million from other effects.

Capital Structure
Table 17: Capital Structure
Aligned with our capital allocation framework, the information below considers Risk Weighted Assets ("RWA") from the Prudential Conglomerate, while Common Equity Tier 1 and Managerial Tier 1 Capital Ratio considers consolidated shareholders equity adjusted by our internal methodology.
The subsidiaries that are part of the Prudential Conglomerate are appointed by us to the Brazilian Central Bank.

Capital Structure - Prudential Conglomerate	2Q26	1Q26	Δ q/q %	2Q25	Δ y/y%
Risk Weighted Assets (R$mn)	19,829.9	19,648.3	0.9%	18,311.3	8.3%
Managerial Common Equity Tier 1 (R$mn)	5,213.0	8,712.4	(40.2)%	-	n.a.
Managerial Tier 1 Capital Ratio (%)	26.3%	44.3%	(18.0)p.p.	-	n.a.
In 2Q26, our capital ratio stood at 26.3%, normalized after the extraordinary dividend payment in May following Linx sale proceeds.

Other Information
Conference Call
Stone will discuss its 2Q26 financial results during a teleconference today, August 13, 2026, at 5:00 PM ET / 6:00 PM BRT.
The conference call can be accessed live over the Zoom webinar (ID:811 4841 9160| Password: 164760). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.
The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.
About Stone Co.
Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with payments, banking and credit.

Glossary of Terms
"Active Client Base": Considers a merchant that has generated at least R$0.01 in revenues in the past 30 days.
"Adjusted Basic EPS": calculated as Adjusted Net Income from Continuing Operations attributable to controlling shareholders, divided by the basic weighted average number of shares outstanding in the period.
“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Retail deposits, Accounts payable to clients, Institutional deposits and marketable debt securities, Other debt instruments and Derivative financial instrument.
"ARPAC": Average revenue per active client. Considers total revenue and income divided by the average of the total active clients between the current and previous quarter.
"Average Monthly Credit Rate": defined as quarterly credit revenues converted to a monthly figure, divided by the average credit portfolio between the current and the previous quarter. Results reported started including interchange revenues in 2Q26 and results have been retrospectively adjusted.
“Banking”: refers to our digital banking solution.
"Consolidated Credit Metrics”: refer to metrics for credit cards and merchants, the latter including the sum of working capital and revolving credit.
"Continuing Operations”: refer to our financial services solutions to clients and to certain software assets that were not included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets".
"Cost of risk”: annualized provision for expected credit losses, divided by the average credit portfolio between the current and the previous quarter.
"Coverage ratio”: consists of the accumulated loan loss provision expenses over NPL over 90 days.
“Credit Portfolio”: is gross of provisions for losses, but net of amortizations. Note: the amount recorded in the balance sheet is already net of provisions.
“CTPV”: means Card Total Payment Volume and refers only to transactions settled through cards. Does not include PIX QR Code volumes.
"Discontinued Operations”: refer to the software assets included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets".
"Managerial Capital Ratio": Managerial Capital Ratio mirrors the Brazilian Central Bank methodology used for our prudential conglomerate, applied to all StoneCo's legal entities as defined by the Brazilian Central Bank, and including DTAs from fiscal losses and temporary differences.
“MDR or Merchant Discount Rate”: means the fee or commission paid by merchants for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each Cardholder’s transaction, including the interchange fee and assessment fees.
”Merchants solution (credit)”: consists of the sum of (i) working capital and (ii) revolving credit.
“NPL (Non-Performing Loans)”: is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 5.4.1 of the Financial Statements.
“PIX QR Code”: includes the volume of PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Large Accounts merchants, unless otherwise noted.
“Revenue”: refers to Total Revenue and Income net of taxes, which is net of interchange fees retained by card issuers and assessment fees paid to payment schemes.
“Retail Deposits”: includes time deposits and deposits from retail customers, including MSMB and Large Account clients.
"ROE": calculated as the quarter's annualized Adjusted Net Income from continuing operations divided by the average of equity, both attributable to controlling shareholders, based on the current and the previous quarter.
“TPV”: Total Payment Volume. Reported TPV figures consider all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Large Accounts merchants, unless otherwise noted.

Forward-Looking Statements
This document contains "forward-looking statements" within the meaning of the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical fact may be deemed forward-looking, including, but not limited to, statements regarding our plans, strategies, prospects, and growth estimates. Such statements are based on our current expectations, estimates, and assumptions about future events and can be identified by words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief” and similar expressions, although not all forward-looking statements contain these words.
Forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, that could cause our actual results, performance, or achievements to differ materially from those expressed or implied in these statements. You are cautioned not to place undue reliance on these statements, as reported results should not be considered an indication of future performance. Additional factors and risks that could cause material differences are detailed in our reports filed with the Securities and Exchange Commission ("SEC"), including the sections entitled "Risk Factors" and "Forward-Looking Statements" in our annual report on Form 20-F.
We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.
Non-IFRS Financial Measures
This document includes certain non-IFRS financial measures that supplement the financial measures presented in accordance with International Financial Reporting Standards (IFRS). These non-IFRS measures are used by our management to assess operational performance, generate future operating plans, and make strategic decisions. We believe they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.
It is important to note that these non-IFRS measures have significant limitations as financial measures, should be considered supplementary in nature, and are not a substitute for, nor superior to, financial information prepared in accordance with IFRS. Furthermore, they may differ from similarly titled measures used by other companies. For a complete reconciliation of our non-IFRS financial measures to their most comparable IFRS measures and their detailed definitions, please refer to the tables and glossary provided in the Appendix of our Earnings Release.
Other Information
Certain market and industry information used in this document was obtained from internal estimates and studies, as well as market research and publicly available information. While we believe such data to be reliable, we do not guarantee its accuracy or completeness. Internal estimates and studies have not been independently verified. The trademarks included are the property of their respective owners. This document is provided for informational purposes only and does not constitute, nor should it be construed as, legal, tax, or investment advice.